SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. 30)*

“Macquarie Infrastructure Holdings, LLC”

(Name of Issuer)

Common Units

(Title of Class of Securities)

55608B105

(CUSIP Number)

David Fass

Macquarie Infrastructure Management (USA) Inc.

125 West 55th Street

New York, New York, 10019

(212) 231-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Katherine Ashley

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C., 20005-2111

(202) 371-7000

July 21, 2022

(Date of Event which Requires Filing of this Statement)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 30 (“Amendment No. 30”) amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”), the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12”), the Schedule 13D/A filed on April 29, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 13”), the Schedule 13D/A filed on June 9, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 14”), the Schedule 13D/A filed on May 16, 2016 by MIMUSA, MGL, MGSA and Delaware Management Business Trust, a trust organized under the laws of Delaware (“Amendment No. 15”), the Schedule 13D/A filed on August 12, 2016 by MIMUSA, MGL and MGSA (“Amendment No. 16”), the Schedule 13D/A filed on November 18, 2016 by MIMUSA, MGL, MGSA (“Amendment No. 17”), the Schedule 13D/A filed on October 31, 2017 by MIMUSA, MGL, Macquarie Investment Management Australia Limited, a company formed under the laws of Australia (“MIMAL”), and Macquarie Infrastructure Management Global Limited, a company formed under the laws of Australia (“MIMGL”) (“Amendment No. 18”), the Schedule 13D/A filed on March 8, 2018 by MIMUSA, MGL, MIMAL and MIMGL, (“Amendment No. 19”), the Schedule 13D/A filed on May 24, 2018 by MIMUSA and MGL (“Amendment No. 20”), the Schedule 13D/A filed on June 11, 2018 by MIMUSA and MGL (“Amendment No. 21”), the Schedule 13D/A filed on July 3, 2018 by MIMUSA and MGL (“Amendment No. 22”), the Schedule 13D/A filed on August 7, 2018 by MIMUSA and MGL (“Amendment No. 23”), the Schedule 13D/A filed on September 14, 2018 by MIMUSA and MGL (“Amendment No. 24”), the Schedule 13D/A filed on September 27, 2018 by MIMUSA and MGL (“Amendment No. 25”), the Schedule 13D/A filed on March 4, 2019 by MIMUSA and MGL (“Amendment No. 26”), the Schedule 13D/A filed on November 1, 2019 by MIMUSA and MGL (“Amendment No. 27”), the Schedule 13D/A filed on May 7, 2021 by MIMUSA and MGL (“Amendment No. 28”) and the Schedule 13D/A filed on June 24, 2021 by MIMUSA and MGL (“Amendment No. 29”), and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24, Amendment No. 25, Amendment No. 26, Amendment No. 27, Amendment No. 28 and Amendment No. 29 (the “Schedule 13D”). Except as amended hereby, all prior disclosures in the Schedule 13D remain unchanged.

Item 1. Security and Issuer.

The response set forth in Item 1 of the Schedule 13D is hereby amended and restated as follows:

The class of equity securities to which this Statement on Schedule 13D relates is the common units of the Issuer (“Common Units”) of “Macquarie Infrastructure Holdings, LLC” (f/k/a Macquarie Infrastructure Corporation), a Delaware limited liability company (the “Issuer”), with its principal executive offices located at 125 West 55th Street, New York, New York, 10019.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the information set forth on the updated Schedules I and II attached to this Amendment No. 30.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

Since the filing of Amendment No. 29 through July 21, 2022 MIMUSA had elected to reinvest an aggregate of $ 15,626,860.33 of its base management fees for an aggregate of 997,198 common units of the Issuer (“Common Units”) pursuant to the terms of the Third Amended and Restated Management Services Agreement, dated as of May 21, 2015, as amended from time to time, among the Issuer, MIC Ohana Corporation and MIMUSA, including the following elections during the past sixty days:

1)	On June 27, 2022, MIMUSA received 74,138 Common Units in connection with its election to reinvest $278,758.88 of its base management fees for May 2022.

2)	On July 14, 2022, MIMUSA received 74,232 Common Units in connection with its election to reinvest $284,308.56 of its base management fees for June 2022.

Item 4. Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by the following information:

On July 21, 2022, the merger contemplated by the Agreement and Plan of Merger, dated as of June 14, 2021, by and among the Issuer, Macquarie Infrastructure Holdings, LLC (“MIH”), AMF Hawaii Holdings, LLC and AMF Hawaii Merger Sub, LLC, MIMUSA (the “Merger Agreement”) closed. Pursuant to the terms of the Merger Agreement, each Issuer Common Unit (other than certain excluded Common Units) was canceled and converted into the right to receive $4.11 in cash without interest.

Other than as previously disclosed in this Schedule 13D, none of the reporting persons acting in its capacity as an investor has any plans or proposals which would relate to or would result in any other action specified in sub-paragraphs (a)—(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The response set forth in Items 5(a), (b), (c) and (e) of this Schedule 13D are hereby amended and restated as follows:

(a)–(b)	The information required by these paragraphs is set forth in Numbers 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference.

(c) (e)

Except as disclosed in this Amendment No. 30, None of MIMUSA or MGL has effected any transaction in the Issuer’s Common Units during the past 60 days.

As of July 21, 2022, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s outstanding Common Units.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 28, 2022

MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

By:	/s/ Julia Hilbert
	Name:	Julia Hilbert
	Title:	Division Director

By:	/s/ Charles Glorioso
	Name:	Charles Glorioso
	Title:	Division Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

July 28, 2022

MACQUARIE GROUP LIMITED

By:	/s/ Kate Virmani
	Name:	Kate Virmani
	Title:	Executive Director

By:	/s/ Charles Glorioso
	Name:	Charles Glorioso
	Title:	Division Director

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)
David Fass	Chief Executive Officer and President and Director	Head of the Americas – MAM Private Markets	United States and the United Kingdom

Aaron Rubin	Vice President and Director	Head of MAM North American Energy Team	Australia and the United Kingdom

Sue Sekar	Vice President and Director	Chief Operating Officer – MAM Private Markets Americas and Global Head of Fund Management	Australia and United States

Jonathon Laurie	Treasurer	Finance Director of MAM Private Markets

SCHEDULE II

The name and present principal occupation of each of the executive officers and directors of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address Level 6, 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)
Michelle Hinchliffe	Non-executive Director	Non-executive Director

Shemara Wikramanayake	Executive Director	Chief Executive Officer

Glenn Stevens	Non-executive Director & Chairman	Non-executive Director

Nicola Wakefield Evans	Non-executive Director	Non-executive Director

Glenn Stevens	Non-executive Director	Non-executive Director

Philip Coffey	Non-executive Director	Non-executive Director

Jillian Broadbent	Non-executive Director	Non-executive Director

Rebecca McGrath	Non-executive Director	Non-executive Director

Mike Roche	Non-executive Director	Non-executive Director

Dennis Leong	Secretary	Company Secretary

Simone Kovacic	Secretary	Company Secretary	Australia and United States